----------
 FORM 3                                                                                                          OMB Approval
----------                                   U.S.  SECURITIES AND EXCHANGE COMMISSION                     --------------------------
                                                    WASHINGTON D.C. 20549                                 OMB Number:3235-0104
                                                                                                          Expires: December 31, 2001
                                  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                 Enlisted average burden
                                                                                                          hours per response...0.5
                            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,       --------------------------
                            Section 17(a) of the Public Utility Holding Company Act of 1935 or
                            Section 30(f) of the Investment Company Act of 1940.
(Print or Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*|  2. Date of Event Requiring    | 4. Issuer Name and Ticker or Trading Symbol
                                        |     Statement                  |
                                        |     (Month/Day/Year)           | VoiceStream Wireless Corporation (VSTR)(the "Company")
                                        |                                |----------------------------------------------------------
Deutsche Telekom AG ("DT")              |          7/23/00               | 5. Relationship of Reporting Person(s) to Issuer
-------------------------------------------------------------------------|                  (Check all applicable)
(Last)        (First)       (Middle)    | 3. IRS or Social               |
                                        |    Security Number             |            Director          X    10% Owner
Friedrich - Ebert - Allee 140           |    of Reporting                |     -------               -------
----------------------------------------|    Person (Voluntary)          |            Officer (give         Other (specify
               (Street)                 |                                |     -------               -------        below)
                                        |                                |
                                        |                                |
Bonn           Germany       53113      |                                |---------------------------------------------------------
                                        |                                | 6. If Amendment, Date of
                                        |                                |    Original (Month/Day/Year)
                                        |                                |
                                        |                                |---------------------------------------------------------
                                        |                                | 7. Individual or Joint/Group Filing
                                        |                                |     (Check Applicable Line)
                                        |                                |   X Form Filed by the Reporting Person
                                        |                                |   -
                                        |                                |   _ Form Filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                                        |      Table I - Non-Derivative Securities Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security                                   | 2. Amount of Securities       | 3. Ownership       |4. Nature of Indirect
   (Instr. 4)                                          |    Beneficially Owned         |    Form Direct     |   Beneficially Owner-
                                                       |    (Instr. 4)                 |    (D) or indirect |   Ship
                                                       |                               |    (I) (Instr. 5)  |   (Instr. 5)
-------------------------------------------------------|----------------------------------------------------------------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------
                                                       |                               |                    |
-------------------------------------------------------|-------------------------------|--------------------|-----------------------

Reminder:  Report on a separate line for each class of securities beneficially owned or directly or Indirectly
* If the form is filed more than one reporting person, see Instruction 5(b)(v).

              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT
                     REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                     1 of 4

FORM 3 (continued)  TABLE II DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)


------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative Security | 2.  Date Exer-  | 3.  Title and Amount of Securities | 4.  Conver- | 5. Owner-   | 6.  Nature of
    (Instr. 4)                   |     cisable and |     Underlying Derivative Security |     sion or |    ship     |     Indirect
                                 |     Expiration  |     (Instr. 4)                     |     Exercise|    Form of  |     Beneficial
                                 |     Date        |                                    |     Price of|    Deriv-   |     Ownership
                                 |     (Month/Day/ |                                    |     Deri-   |    ative    |     (Instr. 5)
                                 |     Year)       |                                    |     vative  |    Security:|
                                 |-------------------------------------------------------     Security|    Direct   |
                                 |Date    |Expira- |         Title        |   Amount    |             |    (D) or   |
                                 |Exer-   |tion    |                      |   or        |             |    Indirect |
                                 |cisable |Date    |                      |   Number    |             |    (I)      |
                                 |        |        |                      |   of        |             | (Instr. 5)  |
                                 |        |        |                      |   Shares    |             |             |
------------------------------------------------------------------------------------------------------------------------------------
 Convertible Voting Preferred    | N/A    | None   | VSTR Common Stock    | 31,250,000  | $160 per    | D           | N/A
 Stock                           |        |        |                      |             | Share       |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------
                                 |        |        |                      |             |             |             |
------------------------------------------------------------------------------------------------------------------------------------

                                     2 of 4

Explanation of Responses:

See Attachment A

                                                                                     Deutsche Telekom AG

** Intentional misstatements or omissions of facts constitute Federal Criminal       By: /s/ Kevin Copp             August 2, 2000
Violations.                                                                              -----------------------    --------------
                                                                                             Kevin Copp             Date
                                                                                             Head of International
                                                                                             Legal Affairs

                                                                                     **Signature of Reporting Person

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                     3 of 4

                                                                    Attachment A

Reporting Person:         Deutsche Telecom AG
                          Friedrich-Ebert-Allee 140
                          Bonn Germany  53113

Date of Reporting Event:  July 23, 2000
Issuer:                   VoiceStream Wireless Corporation (VSTR)


                            EXPLANATION OF RESPONSES

         On July 23, 2000, DT and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the satisfaction of certain conditions, a newly formed wholly-owned Delaware subsidiary of DT will be merged under Delaware law into the Company (the "Merger"), with the Company being the surviving corporation. As a result of the Merger, the Company will become a wholly-owned subsidiary of DT. In addition, on July 23, 2000, in connection with DT's entering into the Merger Agreement, the Company entered into a Stock Subscription Agreement with DT, dated as of July 23, 2000 (the "Stock Subscription Agreement"), pursuant to which DT has agreed to purchase 3,906,250 shares of Convertible Preferred Stock for an aggregate subscription price of $5 billion, subject to certain regulatory approvals. In the event of the termination of the Merger Agreement, the Convertible Preferred Stock is convertible into, subject to certain terms and conditions, 31,250,000 shares of the Company's common stock, subject to adjustment. DT's obligation to purchase the Convertible Preferred Stock pursuant to the Stock Subscription Agreement is independent of its obligations under the Merger Agreement.

         As a condition to DT's agreeing to enter into the Merger Agreement, certain stockholders of the Company (the "Stockholders" ) have entered into Stockholders Agreements with DT, dated as of July 23, 2000 (collectively, the "Stockholders Agreements"), pursuant to which the Stockholders have agreed to vote their Common Shares in favor of the Merger Agreement and the Merger and have agreed to vote against, and not to consent to, any Alternative Transaction (as defined in the Stockholders Agreements) and not to transfer any of their Common Shares, in each case for periods specified in the Stockholders Agreements. DT disclaims beneficial ownership of the Common Shares owned by the Stockholders that are subject to the Stockholder Agreements.

         The Stock Subscription Agreement, Merger Agreement and other related agreements are described in more detail in DT's Statement on Schedule 13D under the Securities Exchange Act of 1934 on the Company, dated August 2, 2000.

                                     4 of 4